Exhibit 99.2

CONTENTS

Contents

The Galapagos group

Letter from the management	4

At a glance	8

Risk factors	10

The Galapagos share	10

Related party transactions	10

Disclaimer and other information	11

Financial statements

Unaudited condensed consolidated interim financial statements	14

Notes	21

Other information

Glossary of terms	37

Financial calendar	49

Colophon	49

Contact	49

Galapagos NV • Q3 Report 2019

The Galapagos group

An overview of Galapagos, its strategy and portfolio in the first nine months of 2019

THE GALAPAGOS GROUP

Letter from the management

Dear shareholders,

There is no question that the third quarter of 2019 was defined by the unique and landmark deal with our long-time collaboration partner Gilead, announced mid-July. This 10-year research collaboration is about maximizing innovation based on the identification and development of new mode of action medicines. Thanks to the upfront payment of $3.95 billion and a $1.1 billion equity investment by Gilead, the deal gives us the financial strength – and the independence – to greatly expand our research engine and build a broader pipeline of new mode of action medicines. Gilead will have option rights on our programs outside of Europe, and as part of the agreement, they have already executed that right for our late-stage IPF compound, GLPG1690. We will also benefit greatly from Gilead’s scientific expertise and infrastructure.

Gilead and we strongly believe that this collaboration will provide an accelerated path to advance our pipeline, and thus provide the opportunity to fast track our mission to bring innovation to patients worldwide.

In Q3, together with Gilead, we took important steps forward with our flagship program, filgotinib. Early July, Gilead announced the outcome of the pre-NDA meeting with the FDA. Gilead discussed with the agency the Phase 3 FINCH trials, as well as the ongoing Phase 2 MANTA safety trial, and concluded that they intend to submit filgotinib for approval in RA in the US in 2019. Together with Gilead, we also announced that the European Medicines Agency (EMA) validated the Marketing Authorization Application (MAA) for filgotinib in RA for the European market. In early October, Gilead announced submission of filgotinib to the Japanese Ministry of Health, Labor and Welfare, for approval in RA. Gilead remains on track to submit filgotinib for approval in RA to the FDA before year-end.

Thanks to the progress made, we are on track for potential new drug approvals as of the second half of 2020, and we are excited by the prospect of bringing filgotinib as a new treatment option to RA patients.

We are also proud that the FINCH 2 results for filgotinib in RA were published in JAMA1, which is a further recognition of the importance of the program. Just recently, recruitment commenced for the PENGUIN Phase 3 program with filgotinib in psoriatic arthritis, an important next step to expand our filgotinib inflammation franchise to additional indications.

We also continue our plans to become a fully integrated biotechnology company. The core commercial team for Belgium, the Netherlands, and Luxembourg is firmly in place, and we hired key people for our commercial operations in France, Italy and Spain, following our revised filgotinib agreement with Gilead.

In the meantime, we work hard on progressing our late stage portfolio of other drug candidates. This includes our fully recruited Phase 2b trial with GLPG1972 in osteoarthritis, ROCCELLA, for which we expect data in the second half of next year. We experience good recruitment of the ISABELA 1 & 2 Phase 3 trials with autotaxin inhibitor GLPG1690 in idiopathic pulmonary fibrosis. The enthusiasm for the ISABELA program amongst clinicians, centers, and patients is palpable, as we noticed again at the recent ERS conference. Together with Gilead, we are fully committed to seeking new approaches to meet the large unmet medical need in IPF. Together with our collaboration partners Novartis and MorphoSys, we also continue the Phase 2 trials GECKO and IGUANA with MOR106 in atopic dermatitis, and we recently started a Japanese ethnobridging study.

1 Journal of the American Medical Association

Galapagos NV • Q3 Report 2019

THE GALAPAGOS GROUP

Furthermore, we are progressing our first Phase 1 trial from the next-generation Toledo program for inflammation, with GLPG3312, and we recently announced the start of a Phase 1 trial with Toledo compound GLPG3970.

Following the upfront payment of $3.95 billion and a $1.1 billion equity investment received in the Gilead transaction, we have an exceptionally strong balance sheet. As we continue to grow our organization to support our broad pipeline and build a commercial organization for the anticipated launch of filgotinib in Europe next year, our financial guidance for full year 2019 operational cash burn2 between €320 and €340 million is unchanged, excluding the impact from the Gilead collaboration.

Operational overview H1 2019

We refer to our H1 2019 report.

Operational overview Q3 2019

Inflammation

•	Gilead and Galapagos announced that the EMA validated the MAA for filgotinib in RA in Europe

•	Gilead announced the outcome of the pre-NDA meeting with the FDA, concluding that a path has been established to submit an NDA for filgotinib in RA in the US in 2019

•	Publication of the detailed FINCH 2 results in JAMA, a top-tier peer-reviewed journal

•	Initiated the Japanese ethnobridging trial with MOR106, together with collaboration partners Novartis and MorphoSys, in Japanese patients with atopic dermatitis

•	Initiated a Phase 1 trial with GLPG3970, a second generation Toledo compound against a novel and undisclosed inflammation target class discovered by Galapagos

Corporate & other

•	Gilead and Galapagos entered into a 10-year global R&D collaboration; Gilead increased their shareholding in Galapagos to 22.04% of the then issued and outstanding shares of Galapagos NV

•	We received transparency notices which can be consulted on our website

•	Galapagos raised €6.7 million through warrant exercises in the third quarter of 2019

Recent events

•

Together with collaboration partner Gilead, we announced that Week 52 data[3] from the Phase 3 FINCH 1 and FINCH 3 trials of filgotinib for the treatment of RA are consistent with and support the profiles observed in the Week 12 and 24 analyses presented earlier this year

•	Gilead commenced patient recruitment for PENGUIN, a Phase 3 trial with filgotinib in psoriatic arthritis

•	Started Phase 1 trial with GLPG3667, a novel candidate with an undisclosed mode of action directed towards inflammation

•	Gilead announced submission of filgotinib for approval in RA in Japan

[2]

The operational cash burn (or operational cash flow if this performance measure is positive) is equal to the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

i.	the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated / used (–) in financing activities

ii.

the net proceeds or cash used, if any, in acquisitions or disposals of businesses; and the movement in restricted cash, if any, included in the net cash flows generated / used (–) in investing activities.

This alternative performance measure is in our view an important metric for a biotech company in the development stage.

[3]	Data on file

Galapagos NV • Q3 Report 2019

THE GALAPAGOS GROUP

Q3 2019 financial result

Revenues and other income

Our revenues and other income for the first nine months of 2019 amounted to €752.5 million, compared to €205.1 million for the first nine months of 2018. Revenues represented €725.7 million for the first nine months of 2019 compared to €182.5 million for the first nine months of 2018 and were higher due to the revenue recognition of the upfront payment received in August 2019 from Gilead related to (i) the GLPG1690 program and (ii) the access and option rights to our drug discovery platform, offset by (iii) a negative catch-up effect for revenues related to the previously received upfront and milestones due to the revised filgotinib collaboration agreement.

Other income increased by €4.1 million, mainly driven by higher incentives income from the government for our R&D activities.

Results

We realized a net profit of €265.3 million for the first nine months of 2019, compared to a net loss of €44.2 million for the first nine months of 2018.

We reported an operating profit amounting to €393.0 million for the first nine months of 2019, compared to an operating loss of €53.5 million for the first nine months of 2018.

Our R&D expenditure in the first nine months of 2019 amounted to €298.2 million, compared to €231.8 million for the first nine months of 2018. This planned increase was mainly due to an increase of €29.1 million in subcontracting costs primarily related to our IPF program, filgotinib and other programs. Furthermore, personnel costs increased explained by a planned headcount increase and higher costs related to bonuses and to warrant plans as a result of the increase of the Galapagos share price. These factors also contributed to the increase in our G&A and S&M expenses which were €61.2 million in the first nine months of 2019, compared to €26.8 million in the first nine months of 2018.

We reported a non-cash fair value loss from the re-measurement of a derivative financial instrument triggered by the share subscription agreement with Gilead between signing and closing of the agreement amounting to €142.3 million. Such amount reflects the increase in the Galapagos share price between signing and closing of the Gilead agreement.

Net other financial loss in the first nine months of 2019 amounted to €2.0 million, compared to net other financial income of €9.0 million for the first nine months of 2018, which was primarily attributable to €34.9 million realized exchange loss on the U.S. dollars upfront payment from Gilead, which was partly compensated by a €32.4 million of unrealized exchange gain on our cash position in U.S. dollars (compared to €6.6 million of unrealized exchange gain on our cash position in U.S. dollars in the first nine months of 2018).

We reported a tax income amounting to €16.7 million primarily from the recognition of deferred tax assets as a consequence of the deal with Gilead.

Liquid assets position

Cash and cash equivalents totaled €5,599.8 million on 30 September 2019.

A net increase of €4,309.0 million in cash and cash equivalents was recorded during the first nine months of 2019, compared to a net increase of €192.5 million during the first nine months of 2018. This net increase was composed of (i) €3,302.0 million of operational cash flow, of which €3,535.0 million cash inflow from the Gilead collaboration and €233.0 million remaining cash outflow from operating activities, (ii) €960.1 million cash proceeds related to the share subscription by Gilead, (iii) €14.5 million of cash proceeds from capital and share premium increase from exercise of warrants in the first nine months of 2019 and (iii) €32.4 million of unrealized positive exchange rate differences.

Galapagos NV • Q3 Report 2019

THE GALAPAGOS GROUP

Finally, our balance sheet as at 30 September 2019 held a receivable from the French government (Crédit d’Impôt Recherche4), payable in 4 yearly tranches, and a receivable from the Belgian Government for R&D incentives, for a total of €99.7 million.

Outlook 2019

Following on regulatory submissions in Europe and Japan, Gilead is on track to submit filgotinib for approval in RA in the US before year-end.

We will continue recruitment in our proprietary ISABELA, NOVESA and PINTA trials, and plan to provide an update on recruitment timelines for the ISABELA program in H2 2019. We and our collaboration partner Servier continue towards completion of the ROCCELLA trial in osteoarthritis, on track for topline results in the second half of next year. For MOR106, together with our collaboration partners MorphoSys and Novartis, we continue executing the Phase 1 and 2 trials currently ongoing.

We continue to execute on our Toledo program in order to deliver Phase 1 results and plan to start several Phase 2a trials start in 2020.

Our guidance for an operational cash burn between €320 - €340 million in 2019 is unchanged, excluding the impact from the Gilead collaboration.

Following the closing of our new collaboration with Gilead, we envision a significant scaling up of our R&D efforts, strengthening our target discovery platform capabilities and substantially growing our R&D team. In other words, stay tuned for Galapagos 2.0, powered for an exciting future. At this exceptional phase in our history, we want to express our sincere thanks for your support of Galapagos, as we focus on delivering innovation with the aim to improve patients’ lives worldwide.

Onno van de Stolpe

CEO

[4]	Crédit d’Impôt Recherche refers to an innovation incentive system underwritten by the French government.

Galapagos NV • Q3 Report 2019

THE GALAPAGOS GROUP

At a glance

Consolidated key figures

(thousands of €, if not stated otherwise)	Third quarter of 2019	Third quarter of 2018	Nine months ended 30 September 2019	Nine months ended 30 September 2018	Full year 2018
Income statement
Revenues	633,934	94,874	725,719	182,457	288,836
Other income	10,020	8,334	26,744	22,623	29,009
R&D expenditure	(120,680)	(80,314)	(298,247)	(231,758)	(322,875)
S, G&A expenses	(32,643)	(10,623)	(61,195)	(26,837)	(39,776)
Operating expenses	(153,323)	(90,937)	(359,442)	(258,595)	(362,652)
Operating profit / loss (–)	490,631	12,271	393,021	(53,515)	(44,807)
Net financial results	(146,226)	2,091	(144,391)	8,958	15,598
Taxes	16,828	480	16,699	343	(50)
Net profit / net loss (–)	361,233	14,841	265,329	(44,215)	(29,259)
Balance sheet
Cash and cash equivalents	5,599,787	1,343,668	5,599,787	1,343,668	1,290,796
R&D incentives receivables	99,711	80,447	99,711	80,447	84,646
Assets (1)	5,851,752	1,485,551	5,851,752	1,485,551	1,439,496
Shareholders’ equity (1)	2,535,281	1,188,222	2,535,281	1,188,222	1,214,249
Deferred income	3,127,777	209,742	3,127,777	209,742	149,801
Other liabilities (1)	188,695	87,587	188,695	87,587	75,446
Cash flow
Operational cash flow / burn (–) (2)	3,454,585	(5,571)	3,302,041	(100,581)	(158,384)
Cash flow generated / used (–) in operating activities (1)	3,470,495	(3,640)	3,328,758	(94,918)	(142,466)
Cash flow used in investing activities	(14,221)	(1,933)	(22,881)	(5,657)	(15,914)
Cash flow generated in financing activities (1)	965,072	281,181	970,733	286,435	287,876
Increase in cash and cash equivalents	4,421,347	275,608	4,276,610	185,860	129,497
Effect of currency exchange rate fluctuation on cash and cash equivalents	30,514	1,292	32,380	6,596	10,089
Cash and cash equivalents at the end of the period	5,599,787	1,343,668	5,599,787	1,343,668	1,290,796

Galapagos NV • Q3 Report 2019

THE GALAPAGOS GROUP

(thousands of €, if not stated otherwise)	Third quarter of 2019	Third quarter of 2018	Nine months ended 30 September 2019	Nine months ended 30 September 2018	Full year 2018
Financial ratios
Number of shares issued at the end of the period	61,953,831	54,299,136	61,953,831	54,299,136	54,465,421
Basic gain / loss (–) per share (in €)	6.26	0.29	4.77	(0.86)	(0.56)
Diluted gain / loss (–) per share (in €)	6.03	0.28	4.59	(0.86)	(0.56)
Share price at the end of the period (in €)	139.80	97.42	139.80	97.42	80.56
Total group employees at the end of the period (number)	918	712	918	712	725

(1)

Our assets, shareholders’ equity, other liabilities, cash flow generated / used (–) in operating activities and cash flow generated in financing activities for the period ended 30 September 2019 were influenced by the adoption of the new standard IFRS 16 – Leases, on 1 January 2019. We refer to the notes of this condensed consolidated interim financial report for additional information.

(2)

The operational cash burn (or operational cash flow if this performance measure is positive) is equal to the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

(i)	the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated / used (–) in financing activities

(ii)

the net proceeds or cash used, if any, in acquisitions or disposals of businesses; and the movement in restricted cash, if any, included in the net cash flows generated / used (–) in investing activities.

This alternative performance measure is in our view an important metric for a biotech company in the development stage.

Employees per site as of 30 September 2019 (total: 918 employees)

Galapagos NV • Q3 Report 2019

THE GALAPAGOS GROUP

Risk factors

We refer to the description of risk factors in the 2018 annual report, pp. 57-66, as supplemented by the description of risk factors in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 4-45. In summary, the principal risks and uncertainties faced by us relate to: product development, regulatory approval and commercialization; our financial position and need for additional capital; our reliance on third parties; our competitive position; our intellectual property; our organization, structure and operation and market risks relating to our shares and ADSs.

We also refer to the description of the group’s financial risk management given in the 2018 annual report, pp.

161-163, which remains valid.

The Galapagos share

Related party transactions

We refer to the statements included under the heading Related party transactions in the “Notes to the unaudited condensed consolidated interim financial statements for the first nine months of 2019” part of this report.

Galapagos NV • Q3 Report 2019

THE GALAPAGOS GROUP

Disclaimer and other information

Galapagos NV is a limited liability company organized under the laws of Belgium, having its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. Throughout this report, the term “Galapagos NV” refers solely to the non-consolidated Belgian company and references to “we,” “our,” “the group” or “Galapagos” include Galapagos NV together with its subsidiaries.

Filgotinib and all other drug candidates mentioned in this report are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

This report is published in Dutch and in English. In case of inconsistency between the Dutch and the English versions, the Dutch version shall prevail. Galapagos is responsible for the translation and conformity between the Dutch and English version.

This report is available free of charge and upon request addressed to:

Galapagos NV

Investor Relations

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

Tel: +32 15 34 29 00

Email: ir@glpg.com

A digital version of this report is available on our website, www.glpg.com.

We will use reasonable efforts to ensure the accuracy of the digital version, but do not assume responsibility if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Therefore, we consider only the printed version of this report to be legally valid. Other information on our website or on other websites does not form a part of this report.

Listings

Euronext Amsterdam and Brussels: GLPG

Nasdaq: GLPG

Forward-looking statements

This report contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “estimate,” “may,” “will,” “could,” “stand to,” “continue,” as well as similar expressions. Forward-looking statements contained in this report include, but are not limited to, statements made in the “Letter from the management”; the information provided in the section captioned “Outlook 2019”; guidance from management regarding the expected operational use of cash during financial year 2019, statements regarding the amount and timing of potential future milestone, opt-in and/or royalty payments by Gilead; regarding the expected timing, design and readouts of ongoing and planned clinical trials (i) with filgotinib in rheumatoid arthritis, Crohn’s disease, ulcerative colitis and other indications, (ii) with GLPG1690 in IPF and SSc and GLPG1205 in IPF, (iii) with GLPG1972 in osteoarthritis, (iv) with MOR106 in atopic dermatitis, and (v) with GLPG3312, GLPG3970 and GLPG3667 in inflammation, and statements regarding the regulatory pathway for filgotinib and the timing of regulatory filings and potential approval thereof. We caution the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and

Galapagos NV • Q3 Report 2019

THE GALAPAGOS GROUP

liquidity, performance or achievements, or the development of the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that our expectations regarding our 2019 revenues and financial results and our 2019 operating expenses may be incorrect (including because one or more of our assumptions underlying our revenue or expense expectations may not be realized); the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from our clinical research programs may not support registration or further development of our product candidates due to safety, efficacy or other reasons); our reliance on collaborations with third parties (including our collaboration partner for filgotinib, Gilead, our collaboration partner for GLPG1972, Servier and our collaboration partners for MOR106, Novartis and MorphoSys), and estimating the commercial potential of our product candidates. A further list and description of these risks, uncertainties and other risks can be found in our U.S. Securities and Exchange Commission filings and reports, including in our most recent Annual Report on Form 20-F filed with the SEC and our other filings and reports. We also refer to the “Risk factors” section of this report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. We expressly disclaim any obligation to update any such forward-looking statements in this document to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Galapagos NV • Q3 Report 2019

Financial statements Consolidated interim financial statements for the first nine months of 2019

FINANCIAL STATEMENTS

Unaudited condensed consolidated interim financial statements for the first nine months of 2019

Consolidated statements of income and comprehensive income

(unaudited)

Consolidated income statement

	Third quarter of		Nine months ended 30 September
(thousands of €, except share and per share data)	2019	2018	2019	2018
Revenues	633,934	94,874	725,719	182,457
Other income	10,020	8,334	26,744	22,623

Total revenues and other income	643,954	103,208	752,463	205,080

Research and development expenditure	(120,680)	(80,314)	(298,247)	(231,758)
General and administrative expenses	(28,565)	(9,725)	(51,497)	(24,925)
Sales and marketing expenses	(4,078)	(899)	(9,699)	(1,912)

Total operating expenses	(153,323)	(90,937)	(359,442)	(258,595)

Operating profit / loss (–)	490,631	12,271	393,021	(53,515)

Fair value re-measurement of share subscription agreement	(142,349)	—	(142,349)	—
Other financial income	34,755	2,558	40,405	10,667
Other financial expenses	(38,631)	(467)	(42,448)	(1,708)

Profit / loss (–) before tax	344,405	14,362	248,630	(44,557)

Income taxes	16,828	480	16,699	343

Net profit / loss (–)	361,233	14,841	265,329	(44,215)

Net profit / loss (–) attributable to:
Owners of the parent	361,233	14,841	265,329	(44,215)

Basic gain / loss (–) per share	6.26	0.29	4.77	(0.86)

Diluted gain / loss (–) per share	6.03	0.28	4.59	(0.86)

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Consolidated statement of comprehensive income / loss (–)

	Third quarter of		Nine months ended 30 September
(thousands of €)	2019	2018	2019	2018
Net profit / loss (–)	361,233	14,841	265,329	(44,215)

Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	238	5	290	156

Other comprehensive income / loss (–), net of income tax	238	5	290	156

Total comprehensive income / loss (–) attributable to:
Owners of the parent	361,471	14,846	265,618	(44,059)

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Consolidated statements of financial position

(unaudited)

	30 September	31 December
(thousands of €)	2019	2018
Assets
Intangible assets	23,492	3,632
Property, plant and equipment	61,883	23,137
Non-current deferred tax assets	19,406	2,514
Non-current R&D incentives receivables	89,965	73,443
Other non-current assets	5,993	7,919

Non-current assets	200,739	110,645

Trade and other receivables	32,642	18,609
Current R&D incentives receivables	9,746	11,203
Cash and cash equivalents	5,599,787	1,290,796
Other current assets	8,837	8,244

Current assets	5,651,013	1,328,851

Total assets	5,851,752	1,439,496

Equity and liabilities
Share capital	272,605	236,540
Share premium account	2,268,585	1,277,780
Other reserves	(735)	(735)
Translation differences	(1,267)	(1,557)
Accumulated losses	(3,907)	(297,779)

Total equity	2,535,281	1,214,249

Retirement benefit liabilities	4,026	3,764
Non-current lease liabilities	19,661	—
Non-current deferred income	2,659,013	—
Other non-current liabilities	2,471	1,578

Non-current liabilities	2,685,171	5,342

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

	30 September	31 December
(thousands of €)	2019	2018
Current lease liabilities	5,251	—
Trade and other liabilities	156,254	68,928
Current tax payable	1,032	1,175
Current deferred income	468,764	149,801

Current liabilities	631,300	219,905

Total liabilities	3,316,472	225,247

Total equity and liabilities	5,851,752	1,439,496

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Consolidated cash flow statements

(unaudited)

	Nine months ended 30 September
(thousands of €)	2019	2018
Net profit / loss (–) of the period	265,329	(44,215)

Adjustment for non-cash transactions	151,366	16,278
Adjustment for items to disclose separately under operating cash flow	(23,432)	(2,887)
Adjustment for items to disclose under investing and financing cash flows	(3)	3
Change in working capital other than deferred income	41,127	27,053
Increase / decrease (–) in deferred income	2,890,286	(93,370)

Cash generated / used (–) in operations	3,324,674	(97,137)

Interest paid	(901)	(1,026)
Interest received	5,129	3,252
Corporate taxes paid	(145)	(7)

Net cash flows generated / used (–) in operating activities	3,328,758	(94,918)

Purchase of property, plant and equipment	(17,322)	(4,259)
Purchase of intangible fixed assets	(5,465)	(1,533)
Proceeds from disposal of property, plant and equipment	1	1
Acquisition of financial assets held at fair value through profit or loss	(177)	—
Proceeds from sale of financial assets held at fair value through profit or loss	82	134

Net cash flows used in investing activities	(22,881)	(5,657)

Payment of lease liabilities	(3,834)	(6)
Proceeds from capital and share premium increases, gross amount	960,087	296,188
Issue costs paid related to capital and share premium increases	—	(15,008)
Proceeds from capital and share premium increases from exercise of warrants	14,480	5,261

Net cash flows generated in financing activities	970,733	286,435

Increase in cash and cash equivalents	4,276,610	185,860

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

	Nine months ended 30 September
(thousands of €)	2019	2018
Cash and cash equivalents at beginning of the period	1,290,796	1,151,211

Increase in cash and cash equivalents	4,276,610	185,860

Effect of exchange rate differences on cash and cash equivalents	32,380	6,596

Cash and cash equivalents at end of the period	5,599,787	1,343,668

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Consolidated statements of changes in equity

(unaudited)

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accum. Losses	Total
On 1 January 2018	233,414	993,025	(1,754)	(1,260)	(211,441)	1,011,983

Change in accounting policy (modified retrospective application IFRS 15)					(83,220)	(83,220)
Change in accounting policy (modified retrospective application IFRS 9)				619	(619)	—
Restated total equity at 1 January 2018	233,414	993,025	(1,754)	(641)	(295,279)	928,766
Net loss					(44,215)	(44,215)
Other comprehensive income			156			156
Total comprehensive income	—	—	156	—	(44,215)	(44,059)
Share-based compensation					18,001	18,001
Issue of new shares	16,021	280,167				296,188
Share issue costs	(15,932)					(15,932)
Exercise of warrants	2,169	3,092				5,261

On 30 September 2018	235,672	1,276,284	(1,598)	(641)	(321,495)	1,188,222

On 1 January 2019	236,540	1,277,780	(1,557)	(735)	(297,779)	1,214,249

Change in accounting policy (modified retrospective application IFRS 16)					416	416
Restated total equity at 1 January 2019	236,540	1,277,780	(1,557)	(735)	(297,363)	1,214,665

Net profit					265,329	265,329
Other comprehensive income			290			290
Total comprehensive income	—	—	290	—	265,329	265,618
Share-based compensation					28,128	28,128
Derecognition of financial liability from share subscription agreement		56,749				56,749
Issue of new shares	36,945	923,142				960,087
Share issue costs	(4,447)					(4,447)
Exercise of warrants	3,567	10,913				14,480

On 30 September 2019	272,605	2,268,585	(1,267)	(735)	(3,907)	2,535,281

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Notes to the unaudited condensed consolidated interim financial statements for the first nine months of 2019

Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union and as issued by the IASB. The condensed consolidated interim financial statements do not contain all information required for an annual report and should therefore be read in conjunction with Galapagos’ Annual Report 2018.

Summary of significant transaction

On 14 July 2019 we and Gilead announced that we have entered into a 10-year global research and development collaboration. Through this agreement, Gilead gained exclusive access to our innovative portfolio of compounds, including six molecules currently in clinical trials, more than 20 preclinical programs and a proven drug discovery platform.

The transaction was subject to certain closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of merger control approval from the Austrian Federal Competition Authority. On 23 August 2019 all approvals were obtained and the transaction was closed.

We were entitled to an upfront payment €3,569.8 million ($3.95 billion) and a €960.1 million ($1.1 billion) equity investment from Gilead on closing of the transaction. We will use the proceeds to expand and accelerate our research and development programs. We identified the following three performance obligations: (i) the transfer of an extended license on GLPG1690, (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 outside Europe and (iii) an increased cost share from 20/80 to 50/ 50 on the global future development activities of filgotinib, until we reach the new joint predetermined level of costs, as a result of the revised license and collaboration agreement. As part of the collaboration, Gilead also received option rights for GLPG1972, a Phase 2b candidate for osteoarthritis, in the United States. We refer to the management judgments and estimates section of this report explaining management’s judgments and estimates made.

Gilead will also nominate two individuals to our board of directors. This appointment will be on the agenda of the special general meeting of shareholders that will take place on 22 October 2019.

Terms of the collaboration

We will fund and lead all discovery and development autonomously until the end of Phase 2. After the completion of a qualifying Phase 2 study, Gilead will have the option to acquire a license to the compound outside Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. Gilead will maintain option rights to our programs through the 10-year term of the collaboration and for up to an additional three years thereafter for those programs that have entered clinical development prior to the end of the collaboration term. If GLPG1690 is approved in the United States, Gilead will pay us an additional $325 million milestone fee. For GLPG1972, after the completion of the ongoing Phase 2b study in osteoarthritis, Gilead has the option to pay a $250 million fee to license the compound in the United States. If certain secondary efficacy endpoints are met, Gilead will pay us up to an additional $200 million. Following opt-in on GLPG1972, we are eligible to receive up to $550 million in regulatory and commercial milestones. For all other programs resulting from the collaboration,

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Gilead will make a $150 million opt-in payment per program and will owe no subsequent milestones. We will receive tiered royalties ranging from 20-24% on net sales of all our products licensed by Gilead in all countries outside Europe as part of the agreement.

Filgotinib collaboration

Under the revised agreement, we will have greater involvement in filgotinib’s global strategy and participate more broadly in the commercialization of the product in Europe, providing the opportunity to build a commercial presence on an accelerated timeline. We and Gilead will co-commercialize filgotinib in France, Germany, Italy, Spain and the United Kingdom and retain the 50/50 profit share in these countries that was part of the original filgotinib license agreement, and under the revised agreement, we will have an expanded commercial role. We will be the lead commercialization party for filgotinib in France, Italy and Spain for rheumatology indications and Gilead will be the lead commercialization party for gastro indications. In Germany and the United Kingdom, Gilead will lead the rheumatology indications and Galapagos will lead the gastro indications. We retain exclusive commercialization responsibility in Belgium, the Netherlands and Luxembourg, where the 50/50 profit share also applies. The companies will share future global development costs for filgotinib equally until a predetermined level, in lieu of the 80/20 cost split provided by the original agreement. Other terms of the original license agreement remain in effect, including the remaining $1.27 billion in total potential milestones and tiered royalties ranging from 20-30% payable in territories outside of Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom.

Terms of the equity investment

Gilead’s equity investment consists of a subscription for new Galapagos shares at a price of €140.59 per share, representing at 14 July 2019 a 20% premium to Galapagos’ 30-day, volume-weighted average price. This equity subscription took place at closing of the transaction, on 23 August 2019 and increased Gilead‘s stake in Galapagos from approximately 12.3% to 22.04% of the then issued and outstanding shares in Galapagos.

In addition, we intend to seek shareholder approval to issue two warrants allowing Gilead to further increase its ownership of Galapagos to up to 29.9% of the company’s issued and outstanding shares. The agreement also includes a 10-year standstill restricting Gilead’s ability to seek to acquire Galapagos or increase its stake in Galapagos beyond 29.9% of the company’s issued and outstanding shares, subject to limited exceptions. The issuance of the two warrants will be on the agenda of the extraordinary general meeting of shareholders that will take place on 22 October 2019.

Significant accounting policies

There were no significant changes in accounting policies applied by us in these condensed consolidated interim financial statements compared to those used in the most recent annual consolidated financial statements of 31 December 2018, except for the adoption of new standards and interpretations described below and the application of accounting policies that were previously not yet disclosed.

•	IFRS 16 Leases (applicable for annual periods beginning on or after 1 January 2019)

The nature and the effect of these changes were taken into consideration, and the above amendments affected the condensed consolidated interim financial statements as follows:

We adopted IFRS 16 on 1 January 2019, in accordance with the transitional provisions of IFRS 16, using the modified retrospective approach. Consequently, the cumulative effect of adopting IFRS 16 was recognized as an adjustment to the opening balance of retained earnings as at 1 January 2019, with no restatement of the comparative figures.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

On adoption of IFRS 16, we recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under IAS 17. These liabilities were measured at the present value of the remaining lease payments and discounted using our incremental borrowing rate as of 1 January 2019. Our weighted average incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 1.55%.

The differences between our total operating lease commitments as reported in note 25 of our consolidated financial statements of 31 December 2018 and the total lease liabilities recognized in our statement of financial position as at 1 January 2019 are summarized below.

(thousands of €)
Operating lease commitments disclosed as at 31 December 2018	27,704

Less: discounting effect using the lessee’s incremental borrowing rate at the date of initial application	(1,223)
Less: other	(569)

Lease liability recognized as at 1 January 2019	25,912

Of which are:
current lease liabilities	4,516
non-current lease liabilities	21,396

The change in accounting policy affected the statement of financial position as at 1 January 2019 as follows:

(thousands of €)	1 January 2019
Property, plant and equipment (right-of-use assets)	26,406
Other current assets (prepaid expenses)	(494)

Effect on total assets	25,912

Accumulated losses	416
Lease liabilities (current and non-current)	25,912
Deferred income	(416)

Effect on total equity and liabilities	25,912

We applied the following practical expedients, as permitted by IFRS 16, on transition date:

•	Reliance on the previous definition of a lease (as provided by IAS 17) for all contracts that existed on the date of initial application;

•	The use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	Reliance on previous assessments on whether leases are onerous instead of performing an impairment review;

•	The accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases.

Other new standards and interpretations applicable for the annual period beginning on 1 January 2019 did not have any impact on our condensed consolidated interim financial statements.

We have not early adopted any other standard, interpretation, or amendment that has been issued but is not yet effective.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Change in accounting policies with effect from 1 January 2019 as a result of the adoption of IFRS 16:

Whereas until the end of 2018, we made a distinction between finance leases (presented on the balance sheet) and operating leases (off-balance sheet commitments), we recognized as from 1 January 2019 right-of-use assets on the balance sheet and corresponding lease liabilities (measured on a present value basis). These liabilities reflect the expected lease payments to be made in the future, estimated at the commencement date of the leases. After initial recognition, these lease liabilities are measured at amortized cost.

The right-of-use assets (mainly comprising the initial lease liability) are measured at cost and depreciated over their useful life on a straight-line basis. The right-of-use assets are presented in the statement of financial position under the caption “Property, plant and equipment” and the lease liabilities are presented as current and non-current lease liabilities.

Each lease payment is allocated between the lease liability and financial expenses.

New accounting policies as a result of recent transactions:

Financial instruments: derivative assets/liabilities

Financial assets and financial liabilities are recognized on our balance sheet when we become a party to the contractual provisions of the instrument.

Derivative assets and liabilities are initially measured at fair value. After initial measurement we will measure the derivatives at fair value through profit or loss.

These accounting policies are also expected to be reflected in our consolidated financial statements as at and for the year ending 31 December 2019.

Management judgments and estimates

Preparing interim financial statements in compliance with IFRS requires management to make judgments and estimates and to use assumptions that may significantly influence the reported amounts of assets and liabilities, the notes on contingent assets and liabilities on the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates. We refer to our annual report 2018, except for the judgments and estimates as a result of the application of IFRS 16 and the judgments made as a consequence of accounting for the Option, License and Collaboration agreement, the revised collaboration agreement for filgotinib and the equity subscription agreement, each signed with Gilead, as described below.

Critical judgments in applying accounting policies

Accounting for warrant A and warrant B

As the issuance of warrants A and B is subject to the approval of our shareholders, management came to the judgmental view that a financial instrument as defined under IAS 32 shall not be recognized until such an approval is voted. The issuance of warrant A and initial warrant B will be on the agenda of the extraordinary general meeting of shareholders that will take place on 22 October 2019. On the closing date of the transaction (23 August 2019) we however received from Gilead the upfront payment that implicitly includes a premium for the future issuance of the warrants. In accordance with IFRS 15, management took the view that the expected value of the warrants to be issued shall be treated as a contract liability (“warrant issuance liability”) reducing the transaction price. At the date the shareholders approve the issuance of the warrants, the contract liability becomes a financial liability (derivative) measured at fair value through profit or loss in accordance with IFRS 9.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

IFRS 15 – Revenue recognition Gilead

Our critical judgments were as follows:

Determination of the total transaction price

•

In connection with this agreement with Gilead, we recognized a deferred income and an offsetting short-term financial asset (derivative) of €85.6 million upon signing of the share subscription agreement with Gilead as required under IFRS 9. The deferred income has been added to the transaction price at inception of the agreement because it is considered to be part of the overall consideration received for the three performance obligations.

•

We considered that the transaction price included a premium paid by Gilead (through the upfront payment) to acquire warrants (warrant A and warrant B) in the future, upon approval by the shareholders. We measured both warrants at fair value and recognized a liability at closing of the transaction for the same amount (as part of the current deferred income line). This liability is re-measured at each reporting period with a corresponding impact on the allocation of the transaction price to the performance obligation relating to the drug discovery platform. At 30 September 2019, the value of the warrants amounted to €44.8 million for warrant A and €5.5 million for warrant B.

Performance obligation: License on GLPG1690

•

The transaction price allocated to this performance obligation reflects our assessment of the stand-alone selling price of this performance obligation and was valued based on a discounted cash flow approach including, amongst others, assumptions on the estimated market share and size, peak sales and probability of success.

•

After granting the license for GLPG1690, we will share Phase 3 costs equally with Gilead. We consider this part of the contract as a collaboration between us and Gilead which is not in scope of IFRS 15.

Performance obligation: Filgotinib amendment

•

Revenues are recognized over time through satisfaction of the performance obligation. Management determined the “cost-to-cost” input model, previously applied, remains appropriate, considering the new joint predetermined cost level, to measure the progress of the satisfaction of this performance obligation. The predetermined level of costs has increased and as a result, the percentage of completion has decreased leading to the recognition in revenue of a negative cumulative catch-up in the third quarter of 2019.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Performance obligation: Access rights to the drug discovery platform, option rights and R&D activities

•

Management determined that Gilead’s right to opt-in on drug discovery platform programs at the end of Phase 2 (including GLPG1972), to obtain co-exclusive development and commercialisation rights for the optioned program outside Europe, did not represent a material right as the amounts payable to exercise such rights are estimated to represent fair value when comparing the terms of the contract to previous contracts concluded at arm’s length. Therefore none of the upfront payment was allocated to such rights.

•

The revenue allocated to the drug discovery platform will be recognized over time as Gilead receives exclusive access to our drug discovery platform and option rights on our current and future pipeline as well as R&D activities during the collaboration term. We assessed that the granting of exclusive access and option rights delivered over the entire period is the predominant component of the transaction price. Moreover, no budget (amounts and spread) nor performance measures were agreed regarding the R&D activities as we remain free to conduct those activities and spend on those activities at our own discretion. Finally, R&D platform investments (inputs) are difficult to predict accurately over the collaboration period. Therefore, input methods were not retained and management concluded that an equal spread over the collaboration period is the most reliable and appropriate recognition method. We also considered that Gilead is more interested in obtaining access to the output of our R&D activities over the collaboration period than in the input (which is why the input is not being reported upon or agreed between the parties). We considered that innovation output is not directly linked to the extent of the input hence we have not retained a cost input method to measure the progress of this performance obligation.

Critical accounting estimates

Recognition period for the performance obligation: Access rights to the drug discovery platform, option rights and R&D activities

Management assessed the appropriate period over which to recognize the drug discovery platform revenue to be 10 years. This is because we granted exclusive rights over a 10-year period. However, if at the end of the 10-year period, some programs in existence as of this time would have reached the clinic (i.e. IND filed with regulatory authorities), the rights for those specific programs may be extended, for a maximum of three years. We will re-assess this critical estimate at each year-end based on the evolution of our pipeline.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Details of the unaudited condensed consolidated interim results

Revenues and other income

Revenues

The following table summarizes our revenues for the nine months ended 30 September 2019 and 2018.

	Nine months ended 30 September
(thousands of €)	Over time	Point in time	2019	2018
Recognition of non-refundable upfront payments and license fees			709,819	124,616

Gilead collaboration agreement for GLPG1690		✓	666,968	—
Gilead collaboration agreement for filgotinib (1)	✓		17,561	72,355
Gilead collaboration agreement for drug discovery platform	✓		23,922	—
AbbVie collaboration agreement for CF	✓		1,368	4,761
Novartis collaboration agreement for MOR106		✓	—	47,500

Milestone payments			(7,932)	46,219

Gilead collaboration agreement for filgotinib (1)	✓		(31,722)	21,648
AbbVie collaboration agreement for CF	✓		23,790	15,571
Servier collaboration agreement for osteoarthritis		✓	—	9,000

Reimbursement income			16,437	3,872

Novartis collaboration agreement for MOR106	✓		15,837	2,879
AbbVie collaboration agreement for CF	✓		600	989
Other reimbursement income			—	4

Other revenues			7,395	7,750

Fee-for-services revenues	✓		7,329	7,687
Other revenues			66	63

Total revenues			725,719	182,457

(1)

Following the contract amendment, the revenue recognized for filgotinib includes a negative catch-up effect resulting from the decrease in the percentage of completion applied to previously received upfront and milestones for that program.

Revenues (€725.7 million for the first nine months of 2019, compared to €182.5 million for the first nine months of 2018) were higher due to the revenue recognition of the upfront payment received in August 2019 from Gilead related to (i) the GLPG1690 program and (ii) the access and option rights to our drug discovery platform, offset by (iii) a negative catch-up effect for revenues related to previously received upfront and milestones due to the revised filgotinib collaboration agreement.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

The transaction price received from Gilead of €3,569.8 million ($3.95 billion) and the impact of the initial valuation of the share subscription of €85.6 million recognized as a deferred income upon signing of the share subscription agreement with Gilead as required under IFRS 9 were allocated to the three performance obligations identified as follows:

(thousands of €)
Upfront received	3,569,815
Impact of initial valuation of share subscription	85,601

3,655,416

GLPG1690	666,968
Filgotinib additional consideration (1)	641,664
Warrant A	44,820
Warrant B	5,468

Drug discovery platform	2,296,496

(1)

With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component estimated to €44.5 million reflecting the time value of money on the estimated recognition period. We applied the accounting treatment foreseen under IFRS 15 for this additional component.

The outstanding balance of the current and non-current deferred income as at 30 September 2019 can be allocated as follows:

	30 September	31 December
(thousands of €)	2019	2018
Deferred income related to contracts
Gilead collaboration agreement for filgotinib	803,714	145,798
Gilead collaboration agreement for drug discovery platform	2,272,574	—
Warrant A issuance liability	44,820	—
Warrant B issuance liability	5,468	—
AbbVie collaboration for CF	475	3,223
Deferred income related to contracts in our fee-for-service segment	481	471

Other deferred income (grants)	245	309

Total deferred income (long term & current)	3,127,777	149,801

For the first nine months of 2019, €15.8 million of reimbursement income was recognized as revenue related to our R&D activities in the scope of our collaboration agreement with Novartis and MorphoSys for MOR106.

Other revenues amounting to €7.4 million mainly consisted of service revenues from our fee-for-service business.

Other income

Other income increased by €4.1 million, mainly driven by higher incentives income from the government for R&D activities.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Results

We realized a net profit of €265.3 million for the first nine months of 2019, compared to a net loss of €44.2 million in the first nine months of 2018.

We reported an operating profit amounting to €393.0 million for the first nine months of 2019, compared to an operating loss of €53.5 million for the first nine months of 2018.

Our R&D expenditure in the first nine months of 2019 amounted to €298.2 million, compared to €231.8 million in the first nine months of 2018. This planned increase was mainly due to an increase of €29.1 million in subcontracting costs primarily related to our IPF program, filgotinib and other programs. Furthermore, personnel costs increased explained by a planned headcount increase and higher costs related to bonuses and warrant plans as a result of the increase of the Galapagos share price.

The table below summarizes our R&D expenditure for the nine months ended 30 September 2019 and 2018, broken down by program.

	Nine months ended 30 September
(thousands of €)	2019	2018
Filgotinib program (partnered)	(58,840)	(48,505)
CF program (partnered)	(3,028)	(25,743)
IPF program on GLPG1690 (partnered)	(58,552)	(45,932)
OA program on GLPG1972 (partnered)	(15,144)	(11,885)
AtD program on MOR106 (partnered)	(19,771)	(9,969)
Other	(142,912)	(89,724)

Total R&D expenditure	(298,247)	(231,758)

Our G&A and S&M expenses were €61.2 million in the first nine months of 2019, compared to €26.8 million in the first nine months of 2018. This increase mainly resulted from higher personnel costs due to a planned headcount increase as well as higher costs for bonuses and warrant plans as a result of the increase of the Galapagos share price.

We reported a non-cash fair value loss from the re-measurement of a derivative financial instrument triggered by the share subscription agreement with Gilead between signing and closing of the agreement amounting to €142.3 million. Such amount reflects the increase in the Galapagos share price between signing and closing of the Gilead agreement.

Net other financial loss in the first nine months of 2019 amounted to €2.0 million, compared to net other financial income of €9.0 million for the first nine months of 2018, which was primarily attributable €34.9 million realized exchange loss on the U.S. dollars upfront payment from Gilead, which was partly compensated by a €32.4 million of unrealized exchange gain on our cash position in U.S. dollars (compared to €6.6 million of unrealized exchange gain on our cash position in U.S. dollars in the first nine months of 2018).

We reported a tax income amounting to €16.7 million primarily from the recognition of deferred tax assets as a consequence of the deal with Gilead.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Segment information

We have two reportable segments: R&D and our fee-for-service business Fidelta, located in Croatia.

	Nine months ended 30 September 2019
(thousands of €)	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	718,390	7,329		725,719
Internal revenue		5,548	(5,548)	—
Other income	26,737	7		26,744

Revenues & other income	745,127	12,884	(5,548)	752,463

Segment result	419,963	1,186		421,149

Unallocated expenses (1)				(28,128)

Operating profit				393,021

Financial (expenses)/income				(144,391)

Result before tax				248,630

Income taxes				16,699

Net profit				265,329

(1)	Unallocated expenses consist of expenses for warrant plans under IFRS 2 Share based payments.

	Nine months ended 30 September 2018
(thousands of €)	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	174,770	7,687		182,457
Internal revenue		5,826	(5,826)	—
Other income	22,614	9		22,623

Revenues & other income	197,384	13,522	(5,826)	205,080

Segment result	(38,186)	2,672		(35,514)

Unallocated expenses (1)				(18,001)

Operating loss				(53,515)

Financial (expenses)/income				8,958

Result before tax				(44,557)

Income taxes				343

Net loss				(44,215)

(1)	Unallocated expenses consist of expenses for warrant plans under IFRS 2 Share based payments.

The basis of accounting for any transactions between reportable segments is consistent with the valuation rules and with transactions with third parties.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Liquid assets position

Cash and cash equivalents totaled €5,599.8 million on 30 September 2019.

A net increase of €4,309.0 million in cash and cash equivalents was recorded during the first nine months of 2019, compared to a net increase of €192.5 million during the first nine months of 2018. This net increase was composed of (i) €3,302.0 million of operational cash flow, of which €3,535.0 million cash inflow from the Gilead collaboration and €233.0 million remaining cash outflow from operating activities, and (ii) €960.1 million cash proceeds related to the share subscription by Gilead, (iii) €14.5 million of cash proceeds from capital and share premium increase from exercise of warrants in the first nine months of 2019 and (iv) €32.4 million of unrealized positive exchange rate differences.

Cash and cash equivalents amounted to €5,599.8 million at the end of September 2019 and comprised cash and cash at banks, short-term bank deposits and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Our cash management strategy may allow short-term deposits with an original maturity exceeding three months while monitoring all liquidity aspects. Cash and cash equivalents comprised €899.0 million of term deposits that are available upon one month notice period. Cash at banks were mainly composed of savings accounts and current accounts. We maintain our bank deposits in highly rated financial institutions to reduce credit risk. Cash invested in highly liquid money market funds represented €4,270.7 million and aim at meeting short-term cash commitments, while reducing the counterparty risk of investment.

	30 September	31 December
(thousands of €)	2019	2018
Cash at banks	430,035	358,016
Term deposits	899,028	733,537
Money market funds	4,270,724	199,243

Total cash and cash equivalents	5,599,787	1,290,796

On 30 September 2019, our cash and cash equivalents included $1,533.6 million held in U.S. dollars which could generate foreign exchange gains or losses in our financial results in accordance with the fluctuation of the EUR/ U.S. dollar exchange rate as our functional currency is EUR. The foreign exchange loss (-) / gain in case of a 10% increase / decrease in the EUR/U.S. dollar exchange rate amounts to a loss of €135.4 million / gain of €135.4 million.

Finally, our balance sheet held R&D incentives receivables from the French government (Crédit d’Impôt Recherche), to be received in four yearly tranches, and R&D incentives receivables from the Belgian Government, for a total of €99.7 million as at 30 September 2019.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Capital increase

On 30 September 2019, Galapagos NV’s share capital was represented by 61,953,831 shares. All shares were issued, fully paid up and of the same class. The below table summarizes our capital increases for the period ended 30 September 2019.

(thousands of €, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price warrants	Closing share price on date of capital increase
On 1 January 2019	54,465,421	236,540	1,277,780	1,514,320

20 March 2019: exercise of warrants	149,370	808	2,673	3,481	23.30	90.32

20 June 2019: exercise of warrants	208,310	1,127	3,198	4,325	20.76	113.55

23 August 2019: share subscription from Gilead
Ordinary shares (fully paid)	6,828,985	36,945	923,142	960,087		148.90
Derecognition of financial liability from share subscription agreement			56,749	56,749
Capital increase expenses not yet settled in cash at 30 September 2019		(4,447)		(4,447)

Total share subscription by Gilead	6,828,985	32,498	979,891	1,012,389

19 September 2019: exercise of warrants	301,745	1,632	5,043	6,676	22.12	145.25

On 30 September 2019	61,953,831	272,605	2,268,585	2,541,190

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Note to the cash flow statement

	Nine months ended 30 September
(thousands of €)	2019	2018
Adjustment for non-cash transactions
Depreciation and amortization	8,837	4,816
Share-based compensation	28,128	18,001
Increase in retirement benefit obligations and provisions	255	228
Unrealized exchange gains (–) /losses and non-cash other financial expenses	(32,272)	(6,512)
Discounting effect of deferred income	2,090	—
Fair value re-measurement share subscription agreement	142,349	—
Fair value adjustment financial assets held at fair value through profit or loss	1,979	(255)

Total adjustment for non-cash transactions	151,366	16,278

Adjustment for items to disclose separately under operating cash flow
Interest expense	697	574
Interest income	(7,430)	(3,118)
Tax expense	(16,699)	(343)

Total adjustment for items to disclose separately under operating cash flow	(23,432)	(2,887)

Adjustment for items to disclose under investing and financing cash flows
Gain / loss (–) on sale of assets	(3)	3

Total adjustment for items to disclose under investing and financing cash flows	(3)	3

Change in working capital other than deferred income
Increase (–) / decrease in inventories	3	(1)
Increase in receivables	(28,142)	(3,317)
Increase in payables	69,265	30,371

Total change in working capital other than deferred income	41,127	27,053

Fair value measurements

Gilead share subscription agreement

On 23 August 2019, Gilead made a €960.1 million equity investment in Galapagos NV by subscribing to 6,828,985 new ordinary shares at a price of €140.59 per share, including issuance premium. The equity subscription was already accounted for as a financial asset at signing of the contract on 14 July 2019 and was subsequently remeasured at fair value through the income statement until 23 August 2019. The fair value measurement of this derivative financial instrument is categorized as a level 3 in the fair value hierarchy because of the following unobservable assumptions:

•	Between the date that the deal is signed (14 July 2019) until the date the deal is complete, there was a firm commitment from Galapagos to issue the shares.

•

At the initial valuation date (signing of the deal) it was assumed that the date when the deal would be completed was 15 September 2019. This was the forward date from where all the market data is taken from.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Fair value re-measurement of the Gilead share subscription agreement

(thousands of €)
Fair value of financial asset at inception	85,601

Movement of period 14 July -23 August 2019 ( recognized in the income statement)	(142,350)

Fair value of financial liability per 23 August 2019	(56,749)

Derecognition of the financial liability through the share premium account on 23 August 2019	56,749

Fair value per 30 September 2019	—

The €56.7 million current financial liability from the share subscription agreement reflecting the difference between the price paid by Gilead compared to the closing price of our shares on 23 August 2019 was derecognized through share premium.

Gilead warrants A and B

We measured both warrants at fair value (level 3) and recognized a liability at inception of the agreement for the same amount (as part of the deferred income line). This variable consideration was remeasured at 30 September 2019 with a corresponding impact on the transaction price allocated to the performance obligation relating to our drug discovery platform.

The fair value of warrant A amounted to €44.8 million at 30 September 2019. The fair value of warrant B amounted to €5.5 million at 30 September 2019.

Warrant A

Warrant A have been valued using a standard option model (Black & Scholes Merton). The input data used in the model were coming from market observations (volatility, discount rate and share price) and from management estimates (number of shares to be issued, applied discount for lack of marketability).

A change in the unobservable inputs would have the following effect on the fair value of warrant A at 30 September 2019:

•	If the number of shares issued through the exercise of the warrant A would be increased by 100,000, the value of the warrant A would increase by €1.6m.

•	If the discount for lack of marketability had been estimated at 10% instead of 15%, the value of the liability would have increased by €2.6m.

Warrant B

Warrant B issued to Gilead have been valued on the basis of a Longstaff-Schwartz Monte Carlo model. The input data used in the model were coming from market observations (volatility, discount rate and share price) and from management estimates (number of shares to be issued, applied discount for lack of marketability).

A change in the unobservable inputs would have the following effect on the fair value of warrant B at 30 September 2019:

•	If the number of shares issued through the exercise of the warrant B would be increased by 100,000, the value of the warrant B would increase by €0.1m.

•	If the discount for lack of marketability had been estimated at 30% instead of 35%, the value of the liability would have increased by €0.4m.

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Contingencies and commitments

Contractual obligations and commitments

We entered into lease agreements for offices, laboratories and cars. As a consequence of the adoption of IFRS 16 Leases, on 1 January 2019, lease obligations in the scope of the new standard are presented as lease liabilities in the statements of financial position and no longer disclosed separately as off-balance sheet commitments.

We also have certain purchase commitments principally with CRO subcontractors and certain collaboration partners.

On 30 September 2019, we had outstanding obligations for purchase commitments, which become due as follows:

(thousands of €)	Total	Less than 1 year	1 -3 years	3 -5 years	More than 5 years
Purchase commitments	231,717	144,682	69,723	16,406	906

In addition to the table above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. The contractual cost sharing commitment amounted to €655.3 million at 30 September 2019 for which we have direct purchase commitments of €21.9 million at 30 September 2019 reflected in the table above.

Contingent liabilities and assets

We refer to our Annual Report 2018 for a description of our contingent liabilities and assets except for the following changes as a result of the Gilead transaction.

As a result of the filgotinib amendment, we are now responsible for funding 50% (instead of the originally agreed 20%) of the associated global development costs of the program. We have retained certain mechanisms to give us cost protection as filgotinib advances in clinical development. We are not obligated to bear any further costs if they exceed a predetermined level.

As explained in the summary of the Gilead agreement in the beginning of this report, Gilead received exclusive option rights to acquire a license on compounds. Exercising such an option would trigger an opt-in payment, a 50-50 cost share mechanism for the future development activities, development and sales milestones and royalties. We are also entitled to an additional milestone for GLPG1690 upon approval in the United States.

Related party transactions

Gilead is exercising significant influence over Galapagos as from the equity subscription on 23 August 2019. As a result of the equity subscription we received a transparency notification from Gilead on 28 August 2019 confirming they held 22.04% of the then issued and outstanding shares of Galapagos. The presumption of significant influence is also confirmed by the fact that Gilead has the right, for as long as it holds more than 20% of Galapagos’ share capital, to appoint two Investor Board Designees to Galapagos’ board of directors. The appointment of Mr. Daniel O’Day and Dr. Linda Higgins as directors of the company is on the agenda of the special general meeting of shareholders taking place on 22 October 2019.

All transactions with Gilead are explained in this report.

The board of directors resolved, upon recommendation of the nomination and remuneration committee, in the meeting of 24 September 2019, to award all employees of Galapagos an exceptional bonus for the successful closing of the Gilead alliance transaction, amounting to approximately €30 million in aggregate. For executive committee members the bonus amounted to €10.5 million in cash payable in October 2019, and €10.5 million in Restricted

Galapagos NV • Q3 Report 2019

FINANCIAL STATEMENTS

Stock Units (RSUs) granted in October 2019 (for an equivalent of 71,074 RSUs in aggregate). 50% of the RSUs have a vesting period of two years and 50% of the RSUs have a vesting period of three years. Each RSU reflects the value of one Galapagos share and will be payable, at the company’s discretion in cash or in shares, upon vesting.

During the first nine months of 2019, there were no other related party transactions than those disclosed above and in the H1 2019 report that potentially had a material impact on the financials of the first nine months of 2019.

Events after the end of the reporting period

There were no adjusting events nor material non-adjusting events to be reported.

Approval of interim financial statements

The interim financial statements were approved by the board of directors on 21 October 2019.

Galapagos NV • Q3 Report 2019

OTHER INFORMATION

Glossary of terms

100 points clinical response

Percentage of patients achieving a 100-point decrease in CDAI score during a clinical trial in CD patients

ACR

American College of Rheumatology

ACR20 (ACR 20/50/70)

American College of Rheumatology 20% response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, for 50% and 70% response rates, respectively

ADAMTS-5

ADAMTS-5 is a key enzyme involved in cartilage breakdown (Larkin 2015)

ADS

American Depositary Share; Galapagos has a Level 3 ADS listed on Nasdaq with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV

AFM

Dutch Authority for the Financial Markets

Anemia

Condition in which the patient has an inadequate number of red blood cells to carry oxygen to the body’s tissues

Ankylosing spondylitis (AS)

AS is a systemic, chronic, and progressive spondyoloarthropathy primarily affecting the spine and sacroiliac joints, and progressing into severe inflammation that fuses the spine, leading to permanent painful stiffness of the back

(Anti-)TNF

Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF

ASDAS

Ankylosing Spondylitis Disease Activity Score, a composite score of symptoms such as back pain, duration of morning stiffness, and peripheral pain and swelling. We measured ASDAS scores in the TORTUGA trial with filgotinib in AS

Atherogenic index

Total cholesterol over HDL ratio. Improvement of the atherogenic index may be a forecast of cardiovascular health

Galapagos NV • Q3 Report 2019

OTHER INFORMATION

Atopic dermatitis (AtD)

Also known as atopic eczema, atopic dermatitis is a common pruritis inflammatory condition affecting the skin, which most frequently starts in childhood

Attrition rate

The historical success rate for drug discovery and development, based on publicly known development paths. Statistically seen, investment in at least 12 target-based programs is required to ensure that at least one of these will reach a Phase 3 study. Most new drug R&D programs are discontinued before reaching Phase 3 because they are not successful enough to be approved

Autotaxin (ATX)

An enzyme important for generating the signaling molecule lypophosphatidic acid (LPA). GLPG1690 targets autotaxin for IPF and SSc

BID dosing

Twice-daily dosing (bis in die)

Bioavailability

Assessment of the amount of product candidate that reaches a body’s systemic circulation after (oral) administration

Biomarker

Substance used as an indicator of a biological process, particularly to determine whether a product candidate has a biological effect

Black & Scholes model

A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and warrants

Bleomycin model

A preclinical model involving use of bleomycin (a cancer medication) to induce IPF symptoms

CDAI

Crohn’s Disease Activity Index, evaluating patients on eight different factors, each of which has a pre-defined weight as a way to quantify the impact of CD

CDAI remission

In the FITZROY trial, the percentage of patients with CD who showed a reduction of CDAI score to <150

CIR

Crédit d’Impôt Recherche, or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris

Clinical proof-of-concept (PoC)

Point in the drug development process where the product candidate first shows efficacy in a therapeutic setting

Galapagos NV • Q3 Report 2019

OTHER INFORMATION

Compound

A chemical substance, often a small molecule with drug-like properties

Contract research organization

Organization which provides drug discovery and development services

Crohn’s disease (CD)

An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel

CRP

C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation

Cutaneous lupus

Cutaneous lupus is a heterogeneous autoimmune skin disease that can present itself as an organ-specific disease (e.g., in the skin only) or as a systemic disease involving multiple organs

Cystic fibrosis (CF)

A life-threatening genetic disease that affects approximately 80,000 people worldwide. Although the disease affects the entire body, difficulty breathing is the most serious symptom as a result of clogging of the airways due to mucus build-up and frequent lung infections

Cytokine

A category of small proteins which play important roles in signaling in processes in the body

Dactylitis

Dactylitis is inflammation of a digit (either finger or toe) and is derived from the Greek word dactylos meaning finger. The affected fingers and/or toes swell up into a sausage shape and can become painful. Dactylitis was measured in the EQUATOR trial with filgotinib in psoriatic arthritis

DARWIN

Phase 2 program for filgotinib in RA. Completed and reported in 2015 (except for the currently ongoing DARWIN 3 study). DARWIN 1 explored three doses, in twice-daily and once-daily administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three once-daily doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally. DARWIN 3 is a long term extension trial currently ongoing; all patients are on 200 mg filgotinib, except for U.S. males who are on 100 mg

DAS28 (CRP)

DAS28 is an RA Disease Activity Score based on a calculation that uses tender and swollen joint counts of 28 defined joints, the physician’s global health assessment and a serum marker for inflammation, such as C-reactive protein. DAS28 (CRP) includes the C-reactive protein score calculation: scores range from 2.0 to 10.0, with scores below 2.6 being considered remission

Galapagos NV • Q3 Report 2019

OTHER INFORMATION

Development

All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

Discovery

Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates

Disease-modifying

Addresses the disease itself, modifying the disease progression, not just the symptoms of the disease

DIVERSITY

Phase 3 program evaluating filgotinib in CD

DLCO

DLCO (diffusion capacity of the lung for carbon monoxide) is the extent to which oxygen passes from the air sacs of the lungs into the blood. This is measured in IPF patients

Dose-range finding study

Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies

Double-blind

Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated

Efficacy

Effectiveness for intended use

EMA

European Medicines Agency, in charge of European market authorization of new medications

Endoscopy

A non-surgical procedure involving use of an endoscope to examine a person’s digestive tract

Enthesitis

Inflammation of the tendons or ligaments; this is one of the key symptoms of psoriatic arthritis and was also measured in the EQUATOR trial with filgotinib

EQUATOR

A Phase 2 trial with filgotinib in psoriatic arthritis patients

Esbriet

An approved drug (pirfenidone) for IPF, marketed by Roche

Galapagos NV • Q3 Report 2019

OTHER INFORMATION

FALCON

A phase 1b, open-label, non-randomized study to assess the safety, tolerability, pharmacokinetics, and efficacy of a novel combination treatment in up to 24 adult patients with CF

FDA

The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications

Fee-for-service

Payment system where the service provider is paid a specific amount for each procedure or service performed

FEV

Forced expiratory volume measures how much air a person can exhale during a forced breath. The amount of air exhaled may be measured during the first (FEV1), second (FEV2), and/or third seconds (FEV3) of the forced breath

Fibrotic score

The Ashcroft fibrotic score involves measuring pulmonary fibrosis through examination of histopathology tissue

FIH

First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and pharmacokinetics of the product candidate

Filgotinib

Formerly known as GLPG0634. Small molecule selective JAK1 inhibitor which showed activity and favorable tolerability in RA, PsA, AS and CD patients in Phase 2 trials. Filgotinib is partnered with Gilead. Galapagos and Gilead are running Phase 3 trials with filgotinib in RA, CD, and UC and Phase 2 trials with filgotinib in additional indications. Filgotinib is an investigational drug and its efficacy and safety have not been established

FINCH

Phase 3 program evaluating filgotinib in RA

Fistulizing CD

Fistulae are inflammatory tracts that most often occur between the distal colon and the perianal region. Fistulae are one of the most severe sequelae of luminal CD and the lifetime risk of occurrence is close to 50% of those with active CD

FITZROY

A double-blind, placebo controlled Phase 2 trial with filgotinib in 177 CD patients for up to 20 weeks. Full results were published in The Lancet in 2016

FLORA

A double-blind, placebo-controlled exploratory Phase 2a trial with GLPG1690 in up to 24 IPF patients; topline results were reported in August 2017

Galapagos NV • Q3 Report 2019

OTHER INFORMATION

FRI

Functional respiratory imaging is a technology which enhances 3D visualization and quantification of a patient’s airway and lung geometry

FSMA

The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten

FTE

Full-time equivalent; a way to measure an employee’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project

FVC

Forced vital capacity is the amount of air which can be forcibly exhaled from the lungs after taking the deepest breath possible. FVC is used to help determine both the presence and severity of lung diseases such as IPF

GECKO

A Phase 2 trial evaluating a subcutaneaous formulation of MOR106 in combination with topical corticosteroids. This Phase 2 trial was initiated early 2019

GLPG0555

A clinical candidate with undisclosed mode of action directed toward inflammation

GLPG0634

Molecule number currently known as filgotinib

GLPG1205

A GPR84 inhibitor fully proprietary to us. We initiated the PINTA patient trial with GLPG1205 in IPF

GLPG1690

A novel drug targeting autotaxin, with potential application in IPF & SSc. Topline results from the Phase 2a FLORA trial were reported in August 2017. The ISABELA Phase 3 program was initiated in 2018 and the NOVESA Phase 2 trial in SSc was initiated in early 2019

GLPG1972/S201086

GLPG1972/S201086, also referred to as GLPG1972, is a novel mode-of-action product candidate that is part of the OA collaboration with Servier. Galapagos and Servier are recruiting the ROCCELLA global Phase 2b trial with GLPG1972/S201086

GLPG2534

A preclinical candidate with undisclosed mode of action. GLPG2534 is expected to enter Phase 1 trials in 2020

GLPG2737

A clinical candidate with undisclosed novel mode of action. This compound is part of the CF collaboration with AbbVie but Galapagos regained rights outside of CF

Galapagos NV • Q3 Report 2019

OTHER INFORMATION

GLPG3312

A compound currently in Phase 1 with an undisclosed mode of action directed towards inflammation (IBD). GLPG3312 is a Toledo compound and the first one to enter Phase 1

GLPG3667

A compound currently in Phase 1 with an undisclosed mode of action directed toward inflammation

GLPG3970

A compound currently in Phase 1 with an undisclosed mode of action. GLPG3970 is part of the Toledo target family

HDL

High-density lipoprotein. HDL scavenges and reduces low-density lipoprotein (LDL) which contributes to heart disease at high levels. High levels of HDL reduce the risk for heart disease, while low levels of HDL increase the risk of heart disease

Hemoglobin

A protein inside red blood cells that carries oxygen from the lungs to tissues and organs in the body and carries carbon dioxide back to the lungs

Histopathology

Microscopic examination of tissues for manifestations of a disease

IBD

Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including CD and UC. CD affects the small and large intestine, while UC affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel

IGUANA

Phase 2 trial together with our partners MophoSys and Novartis, investigating MOR106 in AtD patients

IL-17C

IL-17C has been shown to be distinct from other members of the IL-17 family of cytokines. IL-17C has been shown to be an important mediator in inflammatory skin diseases, and is the target of MOR106

In-/out-licensing

Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty

In vitro

Studies performed with cells outside their natural context, for example in a laboratory

Inflammatory diseases

A large, unrelated group of disorders associated with abnormalities in inflammation

Galapagos NV • Q3 Report 2019

OTHER INFORMATION

Inspiratory capacity

Total lung capacity or the amount of gas contained in the lung at the end of a maximal inhalation

Intellectual property

Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights

Intersegment

Occurring between the different operations of a company

Investigational New Drug (IND) Application

United States Federal law requires a pharmaceutical company to obtain an exemption to ship an experimental drug across state lines, usually to clinical investigators, before a marketing application for the drug has been approved. The IND is the means by which the sponsor obtains this exemption, allowing them to perform clinical studies

IPF

Idiopathic pulmonary fibrosis. A chronic and ultimately fatal disease characterized by a progressive decline in lung function. Pulmonary fibrosis involves scarring of lung tissue and is the cause of shortness of breath. Fibrosis is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown

ISABELA

Phase 3 clinical program investigating GLPG1690 in IPF patients. The ISABELA Phase 3 program consists of two identically designed trials, ISABELA 1 and ISABELA 2, and will enroll a total of 1,500 IPF patients combined

JAK

Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a selective JAK1 inhibitor

LDL

Low-density lipoprotein. LDL contributes to heart disease at high levels

Liver enzymes

Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream

LPA

Lysophosphatidic acid (LPA) is a signaling molecule involved in fibrosis

Lymphocyte

Type of white blood cell that is part of the immune system

MANTA

A Phase 2 trial with filgotinib to evaluate male testicular safety in patients with UC and CD

Galapagos NV • Q3 Report 2019

OTHER INFORMATION

MANTA-RAy

A Phase 2 trial with filgotinib to evaluate male testicular safety in patients with RA, PsA and AS

MHLW

Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications

Milestone

Major achievement in a project or program; in our alliances, this is usually associated with a payment

Molecule collections

Chemical libraries, usually consisting of drug-like small molecules that are designed to interact with specific target classes. These collections can be screened against a target to generate initial “hits” in a drug discovery program

MOR106

A novel mode-of-action antibody product candidate currently in a Phase 2 trial in AtD patients. MOR106 acts on IL-17C, a novel antibody target discovered by Galapagos. MOR106 is part of the alliance with MorphoSys and Novartis

MTX

Methotrexate; a first-line therapy for inflammatory diseases

NDA

New Drug Application

Neutrophil

Type of immune system cell which is one of the first cell types to travel to the site of an infection in the body. Neutrophils are another type of white blood cell which fight infection by ingesting and killing microorganisms

NK cells

Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses

NOVESA

A Phase 2 trial to evaluate GLPG1690 in systemic sclerosis (SSc)

Ofev

An approved drug (nintedanib) for IPF, marketed by Boehringer Ingelheim

Oral dosing

Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form

Organoids

Miniature organ produced from cells from a donor; organoids have all the phenotypic characteristics of the patient donor, making them useful tools for in vitro drug research

Galapagos NV • Q3 Report 2019

OTHER INFORMATION

Osteoarthritis (OA)

The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling

Outsourcing

Contracting work to a third party

PENGUIN

A Phase 3 trial with filgotinib in psoriatic arthritis patients

Pharmacokinetics (PK)

Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing

Phase 1

First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers

Phase 2

Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use

Phase 3

Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval

PINTA

Phase 2 trial with GPR84 inhibitor GLPG1205 in IPF patients

Placebo-controlled

A substance having no pharmacological effect but administered as a control in testing a biologically active preparation

Preclinical

Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling

Preclinical candidate (PCC)

A new molecule and potential drug that meets chemical and biological criteria to begin the development process

Product candidate

Substance that has satisfied the requirements of early preclinical testing and has been selected for development, starting with formal preclinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans

Galapagos NV • Q3 Report 2019

OTHER INFORMATION

Proof-of-concept study

Phase 2 patient study in which activity as well as safety in patients is evaluated, usually for a new mechanism of action

Pruritis

Extreme itching, as observed in AtD patients

Psoriatic arthritis (PsA)

Psoriatic arthritis or PsA is an inflammatory form of arthritis, affecting up to 30% of psoriasis patients. Psoriatic arthritis can cause swelling, stiffness and pain in and around the joints, and cause nail changes and overall fatigue

QD dosing

Once-daily dosing (qd from the Latin quaque die)

R&D operations

Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners

Rheumatoid arthritis (RA)

A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability

ROCCELLA

Global Phase 2b trial, together with our collaboration partner Servier, evaluating GLPG1972/S201086 (GLPG1972) in osteoarthritis (OA)

Screening

Method usually applied at the beginning of a drug discovery campaign, where a target is tested in a biochemical assay against a series of small molecules or antibodies to obtain an initial set of “hits” that show activity against the target. These hits are then further tested or optimized

SELECTION

Phase 3 program evaluating filgotinib in UC patients

Service operations

Business unit primarily focused on delivering products and conducting fee-for-service work for clients. Our service operations included the BioFocus and Argenta business units, which were both sold in April 2014 to Charles River Laboratories

SES-CD scores

Simple endoscopic score for CD, involving review of five pre-defined bowel segments, assigning values from 0 (unaffected) to 3 (highly affected)

Sjögren’s syndrome

Sjögren’s Syndrome is a systemic inflammatory disease which can be felt throughout the body, often resulting in chronic dryness of the eyes and mouth

Galapagos NV • Q3 Report 2019

OTHER INFORMATION

Small bowel CD (SBCD)

CD causes chronic inflammation and erosion of the intestines. It can affect different regions of gastrointestinal tract including the stomach and small and large intestines. While isolated SBCD is an uncommon presentation of CD, involvement of some portion of the small bowel, particularly the ileum, is common

Spondylitis

About 20% of patients with psoriatic arthritis will develop spinal involvement, which is called psoriatic spondylitis. Inflammation of the spine can lead to complete fusion, as in AS, or affect only certain areas such as the lower back or neck. We measured spondylitis in the EQUATOR trial with filgotinib in psoriatic arthritis

Systemic sclerosis (SSc)

Systemic sclerosis (SSc) or scleroderma is an autoimmune disease. One of the most visible manifestations is hardening of the skin. In diffuse cutaneous SSc, which has one of the highest mortality rates among rheumatic diseases, fibrosis occurs in multiple organs, such as the lung

Target

Proteïn that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine

Target discovery

Identification and validation of proteins that have been shown to play a role in a disease process

Technology access fee

License payment made in return for access to specific technology (e.g. compound or virus collections)

Tendinitis

Tendinitis is inflammation or irritation of a tendon, the thick fibrous cords that attach muscle to bone. The condition causes pain and tenderness just outside a joint. We measured tendinitis in the EQUATOR trial with filgotinib in psoriatic arthritis

Toledo

Toledo is a code name for a target family with a novel, undisclosed mode of action. GLPG3312 is the first of the Toledo compounds for which a Phase 1-trial has been initiated early 2019

TORTUGA

Phase 2 trial with filgotinib in patients with ankylosing spondylitis. In 2018, we and Gilead reported that TORTUGA met its primary endpoint

Ulcerative colitis (UC)

UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)

Uveitis

Uveitis is the term that refers to inflammation inside the eye. This inflammation can be caused by infection, autoimmune reaction, or by conditions confined primarily to the eye

Galapagos NV • Q3 Report 2019

OTHER INFORMATION

Financial calendar

20 February 2020

(webcast 21 February 2020)

Full Year 2019 Results

Financial year

The financial year starts on 1 January and ends on 31 December.

Auditor

Deloitte Bedrijfsrevisoren CVBA, represented by Gert Vanhees Luchthaven Nationaal 1, bus J, 1930 Zaventem, Belgium

Colophon

Concept, design and online programming

nexxar GmbH, Vienna – Online annual reports and online sustainability reports www.nexxar.com

Photography & visuals

Aldo Allessi

Copy deadline: 24 October 2019

This report is also available in Dutch and available for download in the Downloads section of this report or at www.glpg.com

Contact

Elizabeth Goodwin	Sofie Van Gijsel	Carmen Vroonen
Vice President Investor Relations	Director Investor Relations	Senior Director Corporate
Galapagos NV	Galapagos NV	Communications
230 Third Ave	Generaal De Wittelaan L11 A3	Galapagos NV
Waltham, MA 02451,	2800 Mechelen, Belgium	Generaal De Wittelaan L11 A3
United States	Tel. +32 485 19 14 15	2800 Mechelen, Belgium
Tel. +1 781 522 0002	Email: ir@glpg.com	Tel. +32 15 34 28 24
Mob. +1 781 460 1784		Email:
Email: ir@glpg.com		communications@glpg.com

Galapagos NV • Q3 Report 2019